Filed Pursuant to Rule 433
Registration Statement No. 333-283969

CAPPED LEVERAGED INDEX RETURN NOTES® (Capped LIRNs®)

Capped LIRNs® Linked to the MSCI® Emerging Markets IndexSM
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	The MSCI® Emerging Markets IndexSM (Bloomberg symbol: “MXEF”)
Payout Profile at Maturity
•  2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
•  1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of your principal at risk

Participation Rate	200.00%
Capped Value	[$12.425 to $12.825] per unit, a [24.25% to 28.25%] return over the principal amount, to be determined on the pricing date
Threshold Value	90.00% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036126034639/ef20080966_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•
The value of, and your return on, the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Market Measure. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Index trade against the U.S. dollar which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

•	There are risks associated with emerging markets.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.
Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.000	-90.00%
-75.00%	$3.500	-65.00%
-50.00%	$6.000	-40.00%
-40.00%	$7.000	-30.00%
-30.00%	$8.000	-20.00%
-20.00%	$9.000	-10.00%
-10.00%(1)	$10.000	0.00%
-5.00%	$10.000	0.00%
0.00%	$10.000	0.00%
4.00%	$10.800	8.00%
8.00%	$11.600	16.00%
12.00%	$12.400	24.00%
13.13%	$12.625	26.25%
20.00%	$12.625	26.25%
30.00%	$12.625	26.25%
40.00%	$12.625	26.25%
50.00%	$12.625	26.25%
(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.